UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

BRYN MAWR BANK CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	23-24344506
(State of incorporation or organization)	(IRS Employer Identification No.)

801 Lancaster Avenue Bryn Mawr, PA	19010
(Address of principal executive offices)	(Zip Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS TO BE REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS REGISTERED
Common Stock Purchase Rights	National Association of Securities Dealers Automated Quotation System

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates: (not applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Bryn Mawr Bank Corporation (the “Corporation”) has adopted a rights plan for its shareholders designed to protect the rights of the shareholders and discourage unwanted or hostile takeover attempts that are not approved by the Corporation’s Board. The rights plan allows holders of the Corporation’s common stock to purchase shares in either the Corporation or an acquirer of the Corporation at a discount to market value in response to specified takeover events that are not approved in advance by the Corporation’s Board.

The Rights. On November 18, 2003, Corporation’s Board declared a dividend of a right to acquire one one-fourths of a share of the Corporation’s common stock for each share of the Corporation’s common stock outstanding. The rights currently trade with and are inseparable from the Corporation’s common stock.

Exercise Price. Each right allows its holder to purchase from the Corporation one one-fourths of a share of its common stock for $22.50.

Exercisability. The rights will not be exercisable until, the earlier of:

Ten business days (or such later date as may be determined by the Corporation’s Board of Directors and publicly announced by the Corporation) after a public announcement by the Corporation that a person or group, has obtained beneficial ownership of 20% or more of the Corporation’s outstanding common stock; or

Ten business days (or such later date as may be determined by the Corporation’s Board of Directors and publicly announced by the Corporation) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 20% or more of the Corporation’s outstanding common stock.

The date when the rights become exercisable is referred to in the rights plan as the “distribution date.” After that date, the rights will be evidenced by rights certificates that the Corporation will mail to all eligible holders of its common stock. A person or a member of the group that has obtained beneficial ownership of 20% or more of the Corporation’s outstanding common stock may not exercise any rights even after the distribution date.

Consequences of A Person or Group Becoming an Acquiring Person. A person or group that acquires beneficial ownership of 20% or more of the Corporation’s outstanding common stock is called an “acquiring person.”

Flip-In. When the Corporation publicly announces that a person has acquired 20% or more of its outstanding common stock the Corporation can allow for rights holders, other than an acquiring person, to buy $45.00 worth of its common stock for $22.50. This is called a “flip-in.” Alternatively, the Corporation may elect to exchange one share of its common stock for each right, other than rights owned by an acquiring person, thus terminating the rights.

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Flip Over. If after a person or group becomes an acquiring person, the Corporation merges or consolidates with another entity or 50% or more of the Corporation’s consolidated assets or earning power are sold, all holders of rights, other than an acquiring person, may purchase shares of the acquiring company at 50% of their market value.

The Corporation’s Board may elect to terminate the rights at any time before a flip-in occurs. Otherwise, the rights are currently scheduled to terminate in 2013.

The rights will not prevent a takeover of the Corporation. However, the rights may cause a substantial dilution to a person or group that acquires 20% or more of the Corporation’s common stock, unless it’s Board first terminates the rights. Nevertheless, the rights should not interfere with a transaction that is in the Corporation’s and its shareholder’s best interest because the rights can be terminated by its Board before the transaction is completed.

The complete terms of the rights are contained in the rights agreement. The foregoing description of the rights and the rights agreements is qualified in its entirety by reference to the rights agreement. A copy of the rights agreement can be obtained upon written request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, PA 19010, Attention Robert J. Ricciardi, Corporate Secretary.

ITEM 2.	EXHIBITS.

Exhibit No.

4	Rights Agreement between Bryn Mawr Bank Corporation and Mellon Investor Services LLC dated November 18, 2003

99.1	Press Release filed herewith

99.2	Letter to Shareholders, dated November 19, 2003

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BRYN MAWR BANK CORPORATION

By:	/s/ FREDERICK C. PETERS II

Frederick C. Peters II, President and Chief Executive Officer

Date: November 18, 2003

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